GENCO RESOURCES’ LARGEST SHAREHOLDER
DISPUTES CLAIMS BY GENCO’S CHAIRMAN IN PROXY CONTEST

For Immediate release

Vancouver, B.C., June 17, 2008--James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. (TSX:GGC) of Vancouver, takes issue with claims made by Genco’s Chairman Robert Gardner concerning a proxy contest initiated by Mr. Anderson.

In a letter to shareholders today, Mr. Anderson responded to Gardner’s claims and reiterated why Gardner, Gordon Blankstein and Brian Smith should be replaced on Genco’s seven-person Board of Directors. Mr. Anderson proposes to replace these three incumbents with three Shareholder Nominees at the Genco annual meeting on June 26, 2008. Information about the proxy contest, including a Shareholders Circular, is available online at www.savegenco.com.

“Gardner is simply wrong to ask shareholders to overlook the dismal financial performance by the company and the share price collapse over the past year,” said Mr. Anderson. “The past year is the relevant time frame because it encompasses the disclosure of Genco’s outrageously excessive executive compensation, a questionable related-party transaction and highly disappointing 2007 financial results. Add in Genco’s shockingly poor corporate governance, missed production targets, and Gardner and Blankstein’s lack of operational expertise. It becomes clear that we need changes on Board of Directors.”

Following is the complete text of today’s letter to shareholders from Mr. Anderson.

Dear fellow Genco Shareholder:

As I hope you are aware, last week I forwarded my proxy circular to Genco shareholders which outlined my plan to replace three of the seven current members of Genco’s Board: Robert Gardner, Gordon Blankstein and Brian Smith. My proxy circular and other pertinent information which should be of interest to you is posted at www.savegenco.com. I hope you will take the time to review this material and support me at the upcoming Genco shareholders’ meeting.

I want to respond to Gardner’s recent comments about my circular, but first let me describe the reasons why I launched this campaign:

1.	Together with my spouse, I own 5 million, or 12.2% of Genco’s outstanding common shares. We have held most of these shares for more than three years and have never sold any of them unlike Gardner, Blankstein and Smith. Five pages describing their more than 140 sales transactions over the last two and one-half years are attached to my proxy circular as Appendix A. As Genco’s largest shareholder, who owns more shares than Gardner, Blankstein and Smith combined, and as an individual who does not receive any executive compensation from Genco, my interests are aligned with yours, not theirs.

2.	Genco’s La Guitarra Mine continues to produce substantially below previously announced expectations. The Mine does not have a comprehensive mine plan. The Mine has not met previously announced production targets. Genco has not completed its long announced feasibility study. If Gardner and Blankstein have not been able to fulfill even the modest promise, repeated on numerous occasions, to upgrade La Guitarra to a 340 tonnes per day facility, despite the hiring of additional operating personnel and the running of additional shifts, how can they be expected to transition Genco to a mid-tier producer with 5,000 tonnes per day production?

3.	Gardner and Blankstein are receiving outrageous executive compensation. Consider the following:

• neither Gardner nor Blankstein describes their position at Genco as their principal occupation.
• Blankstein is not even an officer of Genco.

•	Genco is paying Gardner and Blankstein $1.5 million for “consulting” over the last two years.
•	this $1.5 million does not include stock options granted during that period for over 800,000 shares or a potential “merger” bonus of $1.04 million as of June 9, 2008.
•	this $1.5 million, the 800,000 options and the $1.04 million potential “merger” bonus does not include significant and undisclosed additional payments and options granted to Blankstein’s brother, Robert Blankstein, another “consultant”.

This compensation is unwarranted, outrageous and must be brought into line with industry practice.

4.	For two years, Gardner and Blankstein investigated and negotiated a material non-arm’s length share purchase transaction while Board members were kept in the dark. Once Board members were advised of the transaction and had voted to acquire the shares of Chief Consolidated Mining Co., they were then shown a document that Blankstein had signed which bound Genco to flip the Chief shares ONLY to Andover Ventures Inc., a company whose directors and significant shareholders included Gardner, Blankstein and Smith. It is telling that after the non-conflicted directors of Genco became involved, they negotiated improved terms for a transaction that ultimately, despite the improved terms, is of questionable benefit to Genco. Help me stop Genco’s money from being spent on other questionable related party transactions.

5.	Gardner and Blankstein do not have the operational expertise necessary to guide Genco to the next stage of its development and are responsible for Genco’s poor operational performance to date. My colleagues and proposed nominees, Charles Schroeder and Lyle Weismantel and I have the necessary operational expertise. Each of us has successfully operated profitable companies, two of us having built multiple resource sectors companies from the ground up. We will also work with the balance of Genco’s existing directors who bring diverse skills and experience to the Board.

6.	Under the leadership of Gardner, the Company’s governance practices have been consistently poor. Until recently, all committees of the Board were dominated by Gardner, Blankstein and Smith. Only upon my instigation were their compositions changed to reflect better governance practices. Genco has numerous other poor governance practices which I described in my proxy circular.

Response to Gardner’s Claims

Gardner recently released a letter to shareholders outlining his position relating to my campaign. In his letter, Gardner misses the point. This proxy contest is about achieving defined goals and meeting market expectations. In this regard Gardner and Blankstein have failed, as reflected in Genco’s poor financial and operating results, and this failure has been recognized by the market and resulted in the rapid decline of the Genco share price. His letter says nothing to counter the critical issues which I have described above.

In my view, his letter is full of hyperbole and intended to divert your attention from the key issues at hand. However, I find it is necessary to deal with some of his more spurious claims:

Gardner claim:	“…the Dissident’s [my] circular contains erroneous information and is grossly misleading” and “… [my circular] utilizes misleading charts and statistics…”

Facts:	I stand behind the information, charts and statistics contained in my circular. By way of example, I have five key charts entitled:
• net income;
• retained earnings;
• loss per share;
• administrative expenses; and
• consulting and management fees paid to directors and officers.

Please refer to www.savegenco.com for the charts. What the charts show is increasing losses and dramatically increased expenses, including consulting and management fees. All of the information in the charts is taken directly from Genco’s annual audited financial statements. Is Gardner suggesting that Genco’s financial statements are misleading?

Gardner claim:	Gardner notes that since 2003, the Company has increased its proven and probable mineral reserves and measured and indicated resources.

Facts:	Of course Genco has improved and increased reserves and resources in the last five years given the incredible rise in the price of silver which has enabled the already well known low grade deposits in the Temascaltepec Mining District to become viable and able to be included in reserves and resources through Genco’s announced drilling programs. Again, Gardner misses the point. Genco now needs to demonstrate that it has the ability to convert reserves and resources into production or else continue to be a low priced sitting duck waiting to be acquired by a mid tier or major producer.

Gardner claim:	“Genco’s achievements have been reflected in its share price.”

Facts:	I agree. In the last 12 months Genco’s share price has declined 53% while the price of silver has increased by 26%. This compares poorly with the TSX Global Mining Index as well as the group of comparables outlined in my circular.

A one-year time frame is the only appropriate measure because it is the only measure that encompasses Genco’s first disclosure of Gardner and Blankstein’s excessive compensation, the material related party transaction and the highly disappointing 2007 financial results. The poor performance is particularly troubling given that Genco announced a significant expansion to its reserve and resource base during this period.

Gardner claim:	“Greg Liller …has expressed to the Board that he intends to resign if the Dissident is successful.”

Facts:	This is not the first time Mr. Liller has threatened to resign. I am still prepared to work with Mr. Liller but he must be able to deliver a comprehensive mine plan and meet long-stated production goals. I believe it is the team, starting with the team at the Board level, then the team at the executive management level, then the team at the operational level that will deliver strong and consistent results which are ultimately reflected in increased shareholder value. What I am proposing, and is outlined in my proxy circular, is that the Board would focus on hiring independent mining engineers to review operations, completing necessary fundraising, completing the long overdue comprehensive mine plan and feasibility study, controlling and reducing executive compensation, improving overall governance and strictly enforcing adherence to Genco’s code of ethics. A Board should work with operating management to implement the Company’s goals in a timely way and effectively communicate this to the market.

Gardner claim:	Gardner and Blankstein and Smith are better suited to serve on the Board because of their experience having served on the boards of other public companies.

Facts:	Shareholders are right to question the quality of Gardner and Blankstein’s public board experience given the extensive list of corporate governance failures that have occurred at Genco while under their stewardship. In my circular, I provide details on how Gardner and Blankstein impeded the efforts of Genco’s non-conflicted directors to carry out proper deliberations and negotiations with respect to the deal with Chief Consolidated Mining Co., which resulted in Genco spending nearly the last of its net cash on hand to benefit a company, Andover Ventures Inc., that Gardner, Blankstein and Smith are directors and significant shareholders of. My circular also describes a variety of other poor corporate governance practices that were rampant at Genco before I joined the Board, including Gardner, Blankstein and Smith having dominated every single Board committee.

Shareholders should also look more closely at the spectacular failures of some of the public companies that Gardner and Blankstein have been involved with. For example, Blankstein founded and was Chairman of the Board of GST Telecommunications Inc., a company that filed for bankruptcy in 2000. Gardner was legal counsel to Blankstein during this period. A lawsuit was brought against Blankstein alleging fraud and appropriation of corporate opportunities during his tenure as Chairman of the Board. The lawsuit was eventually settled out of court.

The real question to be asked is which slate of director nominees has had SUCCESSFUL business experience. In my circular, I describe the two resource based companies that I founded and have built into successful and profitable businesses. My colleague, Charles Schroeder has similar experience, having founded and built multiple companies in the resource sector. Lyle Weismantel brings a wealth of experience to the Board from the finance sector, which I believe will compliment the diverse skill set of the remaining individuals whom I have nominated as directors.

Along with other existing members of the Board, we will draw upon qualified experts to assist us – mining consultants to assist in the preparation of a comprehensive mine plan; investment professionals and financial intermediaries to assist in financing and strong counsel to implement best governance practices. Gardner claims I am an oil and gas speculator. My companies do not speculate. The inference is laughable given Gardner, Blankstein and Smith’s consistent pattern of selling Genco shares since the beginning of 2006 as the company moves towards its transition to a producer as opposed to a junior speculative venture. Just as I built my Genco share position over time without selling, my companies are about building and operating a business while maintaining appropriate margins and profitability.

Does Gardner’s letter and recent actions raise additional concerns? Absolutely. He has retained Kingsdale Shareholder Services Inc. as a proxy solicitor without disclosing the cost to the Company. We as shareholders are entitled to know what and how much he is spending to protect his job. He has commandeered the Company website by ensuring that the first link relating to Genco Resources is a giant stop sign intended to convince shareholders to stop my nominees from being elected. Since I am disclaiming any pay other than the same modest stock options that Genco’s other independent directors receive, it is evident that my only goal is to increase shareholder value through better governance and meeting production goals.

I am a long-term shareholder of Genco and intend to remain one and work diligently with others to build this Company and shareholder value. Please provide me with your support on June 26, 2008 by forwarding your proxy in accordance with instructions outlined at www.savegenco.com. Thank you for your consideration.

Sincerely,

“James R. Anderson”

James R. Anderson

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2 % of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land.

Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

You can learn more about all three shareholder nominees and the reasons for the proxy contest by reading the Shareholders’ Information Circular or by visiting www.savegenco.com

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors:
Laurel Hill Advisory Group
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Media
Longview Communications Inc.
Alan Bayless: 604-694-6035
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